SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                  -------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                    Under the Securities Exchange Act of 1934
                                (Amendment No. )*

                            World Air Holdings, Inc.
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                                (Name of Issuer)

                    Common Stock, par value $0.001 per share
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                         (Title of Class of Securities)

                                    98142V104
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                                 (CUSIP Number)

                              Marc Weingarten, Esq.
                            Schulte Roth & Zabel LLP
                                919 Third Avenue
                            New York, New York 10022
                                 (212) 756-2000
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                November 30, 2006
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                          (Date of Event which Requires
                            Filing of This Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 11 Pages)
--------------------------

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

------------------------------                             ---------------------
CUSIP NO.      98142V104              SCHEDULE 13D         PAGE 2 OF 9 PAGES
------------------------------                             ---------------------

--------------------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            CLINTON GROUP, INC.
--------------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) [ ]
                                                                    (b) [ ]

--------------------------------------------------------------------------------
    3       SEC USE ONLY

--------------------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            AF
--------------------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
            TO ITEMS 2(d) or 2(e)                                         [ ]

--------------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
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                         7      SOLE VOTING POWER

                                -0-
                      ----------------------------------------------------------
 NUMBER OF               8      SHARED VOTING POWER
  SHARES
BENEFICIALLY                    1,120,428
  OWNED BY            ----------------------------------------------------------
    EACH                 9      SOLE DISPOSITIVE POWER
 REPORTING
PERSON WITH                     -0-
                      ----------------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                1,120,428
--------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            1,120,428
--------------------------------------------------------------------------------
    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*
                                                                        [ ]
--------------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            5.1%
--------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            IA; CO
--------------------------------------------------------------------------------
                               * SEE INSTRUCTIONS

------------------------------                             ---------------------
CUSIP NO.      98142V104              SCHEDULE 13D         PAGE 3 OF 9 PAGES
------------------------------                             ---------------------

--------------------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            CLINTON MULTISTRATEGY MASTER FUND, LTD.
--------------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) [ ]
                                                                    (b) [ ]

--------------------------------------------------------------------------------
    3       SEC USE ONLY

--------------------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            WC
--------------------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
            TO ITEMS 2(d) or 2(e)                                         [ ]

--------------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            CAYMAN ISLANDS
--------------------------------------------------------------------------------
                         7      SOLE VOTING POWER

                                -0-
                      ----------------------------------------------------------
 NUMBER OF               8      SHARED VOTING POWER
  SHARES
BENEFICIALLY                    1,120,428
  OWNED BY            ----------------------------------------------------------
    EACH                 9      SOLE DISPOSITIVE POWER
 REPORTING
PERSON WITH                     -0-
                      ----------------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                1,120,428
--------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            1,120,428
--------------------------------------------------------------------------------
    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*
                                                                        [ ]
--------------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            5.1%
--------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            CO
--------------------------------------------------------------------------------
                               * SEE INSTRUCTIONS

------------------------------                             ---------------------
CUSIP NO.      98142V104              SCHEDULE 13D         PAGE 4 OF 9 PAGES
------------------------------                             ---------------------

--------------------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            GEORGE E. HALL
--------------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) [ ]
                                                                    (b) [ ]

--------------------------------------------------------------------------------
    3       SEC USE ONLY

--------------------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            AF
--------------------------------------------------------------------------------
    5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
            TO ITEMS 2(d) or 2(e)                                         [ ]

--------------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            UNITED STATES
--------------------------------------------------------------------------------
                         7      SOLE VOTING POWER

                                -0-
                      ----------------------------------------------------------
 NUMBER OF               8      SHARED VOTING POWER
  SHARES
BENEFICIALLY                    1,120,428
  OWNED BY            ----------------------------------------------------------
    EACH                 9      SOLE DISPOSITIVE POWER
 REPORTING
PERSON WITH                     -0-
                      ----------------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                1,120,428
--------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            1,120,428
--------------------------------------------------------------------------------
    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*
                                                                        [ ]
--------------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            5.1%
--------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            IN
--------------------------------------------------------------------------------
                               * SEE INSTRUCTIONS

------------------------------                             ---------------------
CUSIP NO.       98142V104             SCHEDULE 13D         PAGE 5 OF 9 PAGES
------------------------------                             ---------------------

--------------------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            CONRAD BRINGSJORD
--------------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) [ ]
                                                                    (b) [ ]

--------------------------------------------------------------------------------
    3       SEC USE ONLY

--------------------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            AF
--------------------------------------------------------------------------------
    5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
            TO ITEMS 2(d) or 2(e)                                         [ ]

--------------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            UNITED STATES
--------------------------------------------------------------------------------
                         7      SOLE VOTING POWER

                                -0-
                      ----------------------------------------------------------
 NUMBER OF               8      SHARED VOTING POWER
  SHARES
BENEFICIALLY                    1,120,428
  OWNED BY            ----------------------------------------------------------
    EACH                 9      SOLE DISPOSITIVE POWER
 REPORTING
PERSON WITH                     -0-
                      ----------------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                1,120,428
--------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            1,120,428
--------------------------------------------------------------------------------
    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*
                                                                        [ ]
--------------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            5.1%
--------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            IN
--------------------------------------------------------------------------------
                               * SEE INSTRUCTIONS

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CUSIP NO.      98142V104              SCHEDULE 13D         PAGE 6 OF 9 PAGES
------------------------------                             ---------------------

Item 1.           SECURITY AND ISSUER

        This statement relates to the shares of Common Stock, par value $0.001 per share (the "Shares"), of World Air Holdings, Inc., a Delaware corporation (the "Issuer"). The principal executive office of the Issuer is located at 101 World Drive Peachtree City, Georgia 30269.

ITEM 2.           IDENTITY AND BACKGROUND

        (a) This statement is filed by Clinton Group, Inc., a Delaware corporation ("CGI"), Clinton Multistrategy Master Fund, Ltd., a Cayman Islands company ("CMSF"), George E. Hall and Conrad Bringsjord (collectively, the "Reporting Persons").

        (b) The principal business address of CGI, George E. Hall and Conrad Bringsjord is 9 West 57th Street, 26th Floor, New York, New York 10019. The principal business address of CMSF is c/o Fortis Fund Services (Cayman) Limited, P.O. Box 2003 GT, Grand Pavilion Commercial Centre, 802 West Bay Road, Grand Cayman, Cayman Islands.

        (c) The principal business of CGI is investing for funds and accounts under its management. The principal business of CMSF is to invest in securities. George E. Hall is the Chief Investment Officer and President of CGI. Conrad Bringsjord is a managing director and senior portfolio manager of CGI.

        (d) None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

        (e) None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

        (f) George E. Hall and Conrad Bringsjord are citizens of the United States of America.

        The name, citizenship, present principal occupation or employment and business address of each director and executive officer of CGI and CMSF are set forth in Schedule A attached hereto. To the best of the Reporting Persons' knowledge, except as set forth in this statement on Schedule 13D, none of such individuals owns any Shares.

ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

        Funds for the purchase of the Shares reported herein were derived from available capital of CMSF. A total of approximately $9.0 million was paid to acquire such Shares.

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CUSIP NO.      98142V104             SCHEDULE 13D           PAGE 7 OF 9 PAGES
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ITEM 4.           PURPOSE OF TRANSACTION.

        The Reporting Persons originally acquired Shares for investment in the ordinary course of business because they believed that the Shares, when purchased, were undervalued and represented an attractive investment opportunity.

       On December 4, 2006 CGI delivered a letter to the Issuer expressing its disappointment with various aspects of the Issuer's performance and operations, and urging the Issuer's board of directors and advisors to maximize shareholder value by immediately embarking on a sale of the company to a strategic or financial buyer. In the event of such a sale, the Reporting Persons would be willing to evaluate taking a co-investment role as an equity investor alongside a financial sponsor or as a mezzanine debt holder. If the board fails to expeditiously pursue a sale process, the Reporting Persons would consider, among other things, seeking board representation at the Issuer's next annual meeting through the election of directors who, subject to their fiduciary duties, are dedicated to maximizing shareholder value through a sale process. A copy of this letter is attached hereto as Exhibit B and is incorporated herein by reference.

        Except as set forth herein or as would occur upon completion of any of the actions discussed herein, including in any Exhibits hereto, the Reporting Persons have no present plan or proposal that would relate to or result in any of the matters set forth in subparagraphs (a)-(j) of Item 4 of Schedule 13D. The Reporting Persons intend to review their investment in the Issuer on a continuing basis and may engage in discussions with management, the board of directors, other shareholders of the Issuer, potential acquirors and other relevant parties concerning the business, operations, management, strategy, board composition and future plans of the Issuer. Depending on various factors including, without limitation, the Issuer's financial position and strategic direction, the outcome of the discussions and actions referenced above, actions taken by the board of directors, price levels of the Shares, other investment opportunities available to the Reporting Persons, conditions in the securities market and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, purchasing additional Shares or selling some or all of their Shares, engaging in short selling of or any hedging or similar transactions with respect to the Shares and/or otherwise changing their intention with respect to any and all matters referred to in Item 4 of Schedule 13D.

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CUSIP NO.      98142V104             SCHEDULE 13D           PAGE 8 OF 9 PAGES
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ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER.

        (a) As of the close of business on December 1, 2006, the Reporting Persons beneficially owned an aggregate of 1,120,428 Shares, constituting approximately 5.1% of the Shares outstanding.

        The aggregate percentage of Shares beneficially owned by the Reporting Persons is based upon 22,021,455 Shares outstanding, which is the 24,243,677 Shares outstanding as of August 25, 2006 as reported in the Issuer's Quarterly Report on Form 10-Q for the period ended June 30, 2006 less the 2,222,222 Shares repurchased by the Issuer pursuant to the tender offer that expired on October 6, 2006 as reported in the Issuer's Tender Offer Statement on Amendment No. 3 to Schedule TO filed October 12, 2006.

        (b) By virtue of an investment management agreement with CMSF, CGI has the power to vote or direct the voting, and to dispose or direct the disposition, of all of the 1,120,428 Shares held by CMSF. By virtue of his direct and indirect control of CGI, George E. Hall is deemed to have shared voting power and shared dispositive power with respect to all Shares as to which CGI has voting power or dispositive power. By virtue of his position as managing director and senior portfolio manager of CGI, Conrad Bringsjord is also deemed to have shared voting power and shared dispositive power with respect to all Shares as to which CGI has voting power or dispositive power. Accordingly, CGI, Mr. Hall and Mr. Bringsjord are deemed to have shared voting and shared dispositive power with respect to an aggregate of 1,120,428 Shares.

        (c) Information concerning transactions in the Shares effected by the Reporting Persons during the past sixty days is set forth on Schedule B hereto and is incorporated herein by reference. Unless otherwise indicated, all of such transactions were effected in the open market.

        (d) No person other than the Reporting Persons is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.

        (e) Not applicable.

Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

        The Reporting Persons may, from time to time, enter into and dispose of cash-settled equity swap or other similar derivative transactions with one or more counterparties that are based upon the value of Shares, which transactions may be significant in amount. The profit, loss and/or return on such contracts may be wholly or partially dependent on the market value of Shares, the relative value of Shares in comparison to one or more other financial instruments, indexes or securities, a basket or group of securities in which Shares may be included, or a combination of any of the foregoing. In addition to the Shares that they beneficially own without reference to these contracts, the Reporting Persons currently have long economic exposure to 312,000 Shares through such contracts. These contracts do not give the Reporting Persons direct or indirect voting, investment or dispositive control over any securities of the Issuer and do not require the counterparties thereto to acquire, hold, vote or dispose of any securities of the Issuer. Accordingly, the Reporting Persons disclaim any beneficial ownership in any securities that may be referenced in such contracts or that may be held from time to time by any counterparties to such contracts.

        Except as otherwise set forth herein, the Reporting Persons do not have any contract, arrangement, understanding or relationship with any person with respect to the securities of the Issuer.


Item 7.           MATERIAL TO BE FILED AS EXHIBITS

Exhibit A - Joint Filing Agreement, dated December 4, 2006
Exhibit B - Letter, dated December 4, 2006, from CGI to the Issuer

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CUSIP NO.      98142V104             SCHEDULE 13D           PAGE 9 OF 9 PAGES
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                                   SIGNATURES

        After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  December 4, 2006


                                 CLINTON GROUP, INC.

                                 By: /s/ Francis Ruchalski
                                     ---------------------------
                                     Name:  Francis Ruchalski
                                     Title: Comptroller


                                 CLINTON MULTISTRATEGY MASTER FUND, LTD.
                                 By: Clinton Group, Inc., its investment
                                     manager

                                 By: /s/ Francis Ruchalski
                                     ---------------------------
                                     Name:  Francis Ruchalski
                                     Title: Comptroller


                                 /s/ George E. Hall
                                 ------------------------------
                                 George E. Hall


                                 /s/ Conrad Bringsjord
                                 ------------------------------
                                 Conrad Bringsjord